      As filed with the Securities and Exchange Commission on June 2, 1997
                                                            Registration No. 33-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                          AMBASSADOR APARTMENTS, INC.
             (Exact name of registrant as specified in its charter)

                            ---------------------

              Maryland                                36-3948161
           (State or other jurisdiction of        (I.R.S. Employer
           incorporation or organization)         Identification No.)


                        77 West Wacker Drive, Suite 4040
                            Chicago, Illinois  60601
                                 (312) 917-1600
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                            ---------------------

                  David M. Glickman
              Chairman of the Board and                        Copies to:
               Chief Executive Officer                  Robert S. Osborne, P.C.
           77 West Wacker Drive, Suite 4040                 Kirkland & Ellis
               Chicago, Illinois  60601                 200 East Randolph Drive
                    (312) 917-1600                     Chicago, Illinois  60601
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ---------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by the Registrant in light of market conditions.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                            Proposed Maximum      Proposed Maximum
Title of Shares to    Amount to be          Aggregate Price Per   Aggregate Offering    Amount of
be Registered         Registered            Unit (1)              Price (1)             Registration Fee
====================  ================      ====================  ====================  ====================
Common Stock ($.01
par value)            2,500,000 shares                  $24.25           $60,625,000               $18,372

(1) Estimated solely for purposes of calculating the registration fee and computed pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale prices reported for the Common Stock on the New York Stock Exchange as reported on the consolidated reporting system on May 23, 1997, which was $24.25 per share.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS
                               DATED JUNE 2, 1997
PROSPECTUS

                          AMBASSADOR APARTMENTS, INC.

                                  Common Stock

     Ambassador Apartments, Inc. (the "Company") may offer from time to time up to 2,500,000 shares of its Common Stock, par value $.01 per share ("Common Stock"). The Common Stock may be offered in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a supplement accompanying this Prospectus (a "Prospectus Supplement"). The number of shares, initial public offering price, the proceeds to the Company and the names of the underwriters, if any, of the Common Stock will be set forth in a Prospectus Supplement.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "AAH." Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

     The Common Stock may be offered and sold directly by the Company to investors, through agents designated from time to time by the Company or to underwriters or dealers. The Company also may issue the Common Stock upon conversion of outstanding convertible securities or upon the exercise of outstanding warrants issued by the Company or an affiliate of the Company. If any agents of the Company or any underwriters are involved in the sale of any Common Stock in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. See "Plan of Distribution."

     This Prospectus may not be used to consummate sales of the Common Stock unless accompanied by a Prospectus Supplement.


          SEE "RISK FACTORS" AT PAGE 4 OF THIS PROSPECTUS FOR CERTAIN RISK FACTORS RELATING TO AN INVESTMENT IN THE COMMON STOCK.
                            ---------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ---------------------
           The date of this Prospectus is                      , 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Electronic reports, proxy statements and other information filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system are publicly available through the Commission's Web site (http://www.sec.gov). In addition, the Common Stock is listed on the NYSE, and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") with respect to the securities offered hereby. As permitted by the rules and regulations, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto, which may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20459, and copies of which may be obtained from the Commission upon the payment of prescribed fees.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:


(a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

(b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

(c) the Company's Current Reports on Form 8-K dated February 21, 1997, and March 3, 1997;


(d) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Company's fiscal year ended December 31, 1996; and

(e) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 8, 1995, and any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     A copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in any such document) will be provided without charge to any person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request. Requests for copies should be directed to Ambassador Apartments, Inc., 77 West Wacker Drive, Suite 4040, Chicago, Illinois 60601, Attention: Corporate Secretary (telephone: (312) 917-1600).


                                  THE COMPANY

     The Company was formed in Maryland on April 15, 1994, and is a self-administered and self-managed real estate investment trust ("REIT") engaged in the ownership and management of garden style apartment properties leased primarily to middle income tenants. As of May 15, 1997, the Company owned 50 apartment communities (the "Properties") with a total of 14,984 units located in Arizona, Colorado, Florida, Georgia, Illinois, Tennessee and Texas.

     The Company conducts substantially all of its activities through Ambassador Apartments, L.P., a Delaware limited partnership (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and as of May 15, 1997, owned 91.1% of the outstanding common units of partnership interest (the "Common Units") and 100% of the preferred units of partnership interest (the "Class A Preferred Units") of the Operating Partnership. Fee title to each of the Properties is held in a property partnership (a "Property Partnership") in which the Operating Partnership or another direct or indirect subsidiary of the Company is a general partner.

     The Company's mission is to deliver long term growth in value and increasing earnings for its stockholders by providing: (i) an organization dedicated to excellence, (ii) affordable, quality housing for its residents,
(iii) respect and opportunity for its employees, and (iv) socially responsible corporate behavior to its customers and the communities in which it invests. The Company intends to meet this goal by increasing cash flow on a per share basis and by increasing the value of the Company's portfolio of properties while preserving and protecting the Company's assets. The Company believes it can best achieve the foregoing by acquiring additional apartment properties that meet its investment criteria, developing new apartment properties where market conditions warrant, maximizing the cash flow through active property management, and seeking tax-exempt bond financing to fund future acquisitions, refinancings and new construction.

     Management believes its overall portfolio size, management operations and property concentrations in selected geographic markets provide economies of scale regarding operating expenses, advertising, marketing and insurance. Management also believes that a geographic distribution of properties in a number of strategically selected markets helps insulate the overall portfolio's economic returns from regional economic fluctuations. The Company will continue to focus on acquisitions in its principal markets which represent metropolitan areas in which the Company owns more than 1,000 apartments ("Principal Markets"). The Company's Principal Markets currently include Phoenix and Tucson, Arizona; Tampa/Saint Petersburg, Florida; and Austin, Houston and San Antonio, Texas.

     Unless otherwise indicated or the context otherwise requires, all references to the "Company" in this Prospectus include the Company and its subsidiaries (including the Operating Partnership) and unconsolidated investments in Property Partnerships.

     The Company's principal executive offices are located at 77 West Wacker Drive, Suite 4040, Chicago, Illinois 60601, and its telephone number is (312) 917-1600


                                  RISK FACTORS

     When used in this Prospectus, the word "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially, including, but not limited to, those set forth below. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should carefully consider, among other factors, the matters described below before purchasing any the Common Stock offered hereby.

FINANCING RISKS

     Inability to Pay Debt Service. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. Substantially all of the Company's outstanding indebtedness, including its tax-exempt bonds, credit facilities and reimbursement obligations with respect to the credit enhancement for the variable rate tax-exempt bonds, is secured directly or indirectly by mortgages affecting the Properties. If the Company or the relevant Property Partnership, as applicable, is unable to meet its obligations under any of these agreements, a loss could be sustained as a result of foreclosure on the relevant Property by the mortgagee. Certain debt is secured by multiple Properties; if a default occurs under the applicable agreements, the Lender would be entitled to exercise its remedies, including foreclosure, under its mortgages encumbering the entire pool of Properties securing the Company's obligations under these agreements.

     Variable Rate Debt. A substantial portion of the Company's currently outstanding indebtedness bears interest at rates that adjust based on prevailing market interest rates. Although the Company has interest rate protection agreements which hedge its exposure to increases in interest expense for the majority of its variable rate debt, increases in the interest rates on the variable rate debt would adversely affect the Company's results of operations and financial condition and could reduce the amount of funds available for distribution to stockholders.

     Inability to Renew Credit Enhancements. The Company's variable rate long-term tax-exempt bonds are marketed based on credit enhancement provided by unaffiliated third parties. In addition, the fixed-rate, tax-exempt debt of an unconsolidated Property Partnership totaling $11.8 million is marketed based on credit enhancement provided by an unaffiliated third party and has the benefit of a standby credit enhancement commitment provided by another unaffiliated third party. Generally, the credit enhancement on each issue of the Company's variable rate, tax-exempt bonds is a collateral pledge guaranty issued by a bond surety or a letter of credit issued by a bank, which secures the property owner's obligation to pay interest on, and principal of, the bonds when due.
If the Company is unable to replace any credit enhancement when it expires, or to remarket the applicable bonds without credit enhancement, the indebtedness under such bonds could be accelerated, in which event lenders would be entitled to foreclose under the mortgages securing such indebtedness. The interest cost of the credit-enhanced debt will increase or the debt could be unmarketable (with the resulting risk of acceleration and foreclosure) if the existing credit enhancement is not replaced upon its expiration or if the credit rating of a credit enhancement provider is lowered.

     Refinancing Risks. Because the Company anticipates that only a small portion of the Company's mortgage indebtedness will be repaid prior to maturity and the Company may not have on hand funds sufficient to repay such indebtedness at maturity, it may be necessary for the Company to refinance debt through additional debt financing or equity offerings. If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of the Properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the Company's results of operations and financial condition and could reduce the cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, the Company's interest expense would increase, which would adversely affect the Company's results of operations and financial condition and could reduce the cash available for distributions and its ability to pay expected distributions to stockholders.

     Recourse Debt. A portion of the Company's and its unconsolidated Property Partnerships' currently outstanding indebtedness represents general recourse obligations of the Operating Partnership, including guarantees of the repayment of the Company's credit facilities and indemnification obligations to credit enhancers of tax-exempt bonds. As recourse debt, this debt is a general obligation of the Operating Partnership payable out of any unencumbered assets of the Operating Partnership, and the lender's recourse will not be limited solely to the collateral securing the debt.

     No Limitation on Debt. The Company has adopted a debt policy that requires the Company to satisfy at least two of the three following criteria with respect to the incurrance of additional debt: (i) a ratio of debt-to-total market capitalization of less than 60%, (ii) the maintenance of a minimum debt service coverage ratio of not less than 2.0 to 1.0, defined as consolidated net operating income divided by the total cost of debt (total cost of debt being defined as interest payments, recurring financing fees and scheduled principal reductions), and (iii) a maximum combined loan to value ratio of 70% (value being determined by applying a 9% capitalization rate to the Company's property net operating income). The organizational documents of the Company and the Operating Partnership do not limit the amount or percentage of indebtedness they may incur. The Board of Directors of the Company (the "Board of Directors") could change the current policies of the Company and the Operating Partnership regarding indebtedness, without the vote of the stockholders. If these policies are changed, the Company and the Operating Partnership could become more highly leveraged, resulting in an increased risk of default on the obligations of the Company and the Operating Partnership and an increase in debt service requirements which could affect adversely the financial condition and results of operations of the Company and, consequently, the Company's ability to make expected distributions to stockholders.

     Potential Limits on Income due to Resident Income Limitations and Tax-Exempt Bond Compliance Requirements. 37 of the Company's 50 Properties are subject to one or more restrictions regarding the income level or age of residents of their apartments. These restrictions may include the requirement that a percentage of the apartments of the affected Property be held for lease to very low, low or moderate income residents (typically, 20% of the total number of apartments in each affected Property), the requirement that 70% of the total number of apartments of the affected Property, in addition to those which must be held for lease to very low, low or moderate income residents, must be leased to individuals whose annual adjusted gross income does not exceed a level set by the relevant local housing authority which issued the bonds, as adjusted from time to time, and the requirement that 5% of the total number of apartments of the affected Property must be leased or held for lease to persons who are over 60 years of age (which may be the same apartments that are held for lease or leased to very low, low or moderate income persons). The Williamsburg Property also is subject to certain restrictions on the total return which may be earned on equity invested in the Property and is subject to the further restriction that the rental charge for each apartment occupied (or held available for occupancy) by very low, low or moderate income tenants must be at least 10% less than the average rental charges for other comparable apartments at the Property. Although the Company believes that it is in substantial compliance with each of these requirements, such compliance may have the effect of limiting the Company's income from these Properties in the event the requirements prevent a rental rate increase on certain apartments in these Properties that the rental market would otherwise bear. In particular, if market rental rates at a property increase more quickly than the applicable income index because of inflation, low vacancy rates in a market, or otherwise, rental rates charged to very low, low or moderate income residents may not increase as quickly as the market rents. Moreover, failure to comply with these requirements could result in termination of the credit support for the bonds secured by the applicable Property and acceleration of the underlying indebtedness.

CONFLICTS OF INTEREST

     Ability of a Former Owner of the Properties to Influence Timing of Sale or Refinancing of Such Properties to Affect Its Tax Consequences. Prior to the exchange, if any, of its Common Units for Common Stock, The Prime Group, Inc., an Illinois corporation ("PGI"), which is the predecessor of the Company and a limited partner of the Operating Partnership, may suffer different and more adverse tax consequences than the stockholders of the Company upon the sale or refinancing of the Properties owned at the time of the Company's initial public offering in August 1994 (the 'Initial Offering"). Therefore, PGI and the Company, as partners in the Operating Partnership, may have different objectives regarding the appropriate pricing or the appropriate timing of any sale or refinancing. Consequently, Michael W. Reschke, a director of the Company who has an ownership interest in PGI, might not favor a sale or refinancing of a Property, even though such sale or refinancing might otherwise be financially advantageous to the Company.

     Failure to Enforce Terms of Contribution and Other Agreements.   Mr.
Reschke and David M. Glickman, Chairman of the Board of Directors and Chief Executive Officer of the Company, have a conflict of interest with respect to their obligations as directors and officers of the Company in enforcing the terms of the contribution agreement among the Company and PGI, among others, pursuant to which interests in certain of the Properties were contributed to the Company in connection with its formation, which provides that until August 31, 1997, certain of the Common Units owned by them are subject to dilution in the event of a breach of a representation or warranty in such contribution agreement. Mr. Glickman, Debra
A. Cafaro, the President of the Company, and Adam D. Peterson, Executive Vice President and Chief Financial Officer of the Company, also have a conflict of interest with respect to enforcing the terms of the loan agreements they entered into with the Operating Partnership, pursuant to which Mr. Glickman borrowed $1.0 million to pay taxes due in connection with the transfer of 156,250 Common Units to him by PGI, Ms. Cafaro borrowed $700,000 to purchase 32,990 Common Units, and Mr. Peterson borrowed $250,000 to purchase 15,625 Common Units. Mr. Reschke also has a conflict of interest with respect to enforcing the terms of the Amended and Restated Agreement of Limited Partnership of, and exercising certain of the Company's rights as the general partner of, the Williamsburg Property Partnership due to the fact that the person who controls a 50% partnership interest in such Property Partnership is an officer of PGI and has an equity interest in PGI. Although all directors and officers of the Company, including those affiliated with PGI, have a duty to the Company, failure to enforce such agreements might disadvantage the Company. The Company's independent directors will be responsible for enforcing the terms of these agreements with affiliates. Certain officers and directors also have similar conflicts of interest in connection with enforcing obligations under their employment agreements and PGI's and Mr. Reschke's non-competition agreements with the Company.

     Continued Ownership of Other Properties; Other Activities. PGI continues to own and operate significant real property projects, although its only potential multifamily residential properties in the United States (excluding senior citizen housing and detached single family housing) are vacant land in Huntley, Illinois which may be sold or used in the future for the development of townhomes or apartments and approximately seven acres of land in Cincinnati, Ohio, adjacent to a condominium project developed by PGI, which could be rezoned to permit the development of up to 34 condominium units. The Huntley property is part of a 2,600 acre parcel of land which is expected to be a mixed-use development zoned to permit construction of single family, multifamily, retail, commercial and industrial projects; Prime Retail, Inc., a publicly traded REIT in which PGI holds a significant ownership interest and of which Mr. Reschke is Chairman of the Board, owns and operates a factory outlet center on a portion of this parcel. As a result of these interests, certain conflicts of interest may arise between Mr. Reschke's duties and responsibilities to the Company and his other interests. Noncompetition agreements with PGI and Mr. Reschke prohibit them from engaging in the multifamily residential business in the United States for so long as they and certain of their affiliates own 5% or more of the Common Stock and interests in the Operating Partnership exchangeable for shares of Common Stock except through PGI's interest in the Company and except for the properties owned by PGI described above or ownership of less than 5% of any class of securities listed on a national securities exchange or the Nasdaq National Market. However, there can be no assurance that these contracts or the Company's policies with respect to conflicts of interest always will be successful in eliminating the influence of such conflicts and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

RISKS OF EQUITY REAL ESTATE INVESTMENTS; ADVERSE IMPACT ON ABILITY TO MAKE DISTRIBUTIONS; EFFECT ON VALUE OF PROPERTIES

     Dependence on Particular Regions. The Properties are located throughout the United States, with a substantial percentage of the total number of the Company's apartments located in Arizona, Florida and Texas. The Company's results of operations, financial condition, ability to make distributions to stockholders and the value of the Capital Stock (as defined below) will be dependent upon economic conditions and the demand for the rental of apartments in those states and the individual markets therein in which the Properties are located.

     General. Real property investments are subject to varying degrees of risk. The financial returns available from equity investments in apartment properties depend on the amount of revenue generated and expenses incurred in operating the properties. If the Company's properties do not generate revenue sufficient to meet operating expenses, debt service, if any, and capital expenditures, the Company's results of operations, financial condition and ability to make distributions to its stockholders will be adversely affected. An apartment property's income and value may be adversely affected by the national and regional economic climates, local real estate conditions such as the oversupply of apartments or a reduction in demand for apartments, availability of "for purchase" housing, availability of single family home mortgage loans, the attractiveness of the properties to tenants, competition from other apartment properties, the ability of the owner to provide adequate maintenance and to obtain adequate insurance, and increased operating costs (including real estate taxes). The Company's results of operations and financial condition will also be adversely affected if a significant number of tenants are unable to pay rent or if the apartments cannot be rented on favorable terms. Certain significant expenditures associated with each equity investment in real estate (such as mortgage payments, if any, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in rental income. In addition, the income and value of an apartment property are affected by such factors, among others, as changes in zoning, building, environmental, rent control and other laws and regulations, changes in real property taxes and interest rates, the availability of financing and acts of God (such as earthquakes and floods) and other factors beyond the control of the Company. The Company is exposed to the various types of litigation that may be brought against a property owner or manager in the ordinary course of business.

     Illiquidity of Real Estate. Equity real estate investments are relatively illiquid and, therefore, will tend to restrict the Company's ability to vary its portfolio of apartment properties promptly in response to changes in economic or other conditions; consequently, if the Operating Partnership were to be liquidated, the proceeds realized by the Company at such time might be less than the Company's total investment in the Operating Partnership. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), places limits on the amount of gross income the Company may realize from sales of real property assets held for fewer than four years, which may affect the Company's ability to sell its properties without adversely affecting returns to holders of Common Stock. See "Federal Income Tax Considerations."

     Risks of Renovation, Development and Acquisitions. The Company has in the past and may in the future renovate properties it acquires. In addition, the Company may develop new apartment properties if it determines that such development is warranted. In connection with any renovation or development project, the Company will bear certain risks, including the risks of construction delays or cost overruns that may increase project costs and could make such project uneconomical, the risk that occupancy or rental rates at a completed project will not be sufficient to enable the Company to pay operating expenses or earn its targeted rate of return on its investment, and the risk of incurrence of predevelopment costs in connection with projects that are not pursued to completion. In case of an unsuccessful renovation or development project, the Company's loss could exceed its investment in such project. Renovation or development projects may be more highly leveraged than the Company's portfolio as a whole, which may result in an increased risk of default and loss of equity investment if the project does not have sufficient cash flow to cover its debt service requirements. In addition, the Company anticipates that any new development will be financed under lines of credit or other forms of secured or unsecured construction financing that will result in a risk that permanent financing for newly developed projects might not be available or would be available only on disadvantageous terms. Furthermore, the fact that the Company must distribute 95% of its REIT taxable income in order to maintain its qualification as a REIT will limit the ability of the Company to rely upon income from operations or cash flow from operations to finance new development or acquisitions. As a result, if permanent debt or equity financing were not available on acceptable terms to refinance new development or acquisitions undertaken without permanent financing, further development activities or acquisitions might be curtailed or cash available for distribution might be adversely affected.

     The Company intends to actively continue to acquire multifamily properties. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate, as well as general investment risks associated with any new real estate investment.

     Regulation. In addition to the restrictions imposed in connection with the tax exempt bond financings, a number of Federal, state and local laws exist, such as the Americans with Disabilities Act, which may require modifications to existing buildings or restrict certain renovations by requiring access to such buildings, and apartments in the buildings, by disabled persons. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. The costs of compliance with such laws may be substantial, and limits or restrictions on completion of certain renovations may limit application of the Company's investment strategy in certain instances or reduce overall returns on its investments. The Company believes that all of its Properties are in substantial compliance with laws currently in effect, and will review periodically its apartment properties to determine continuing compliance with existing laws and any additional laws that are hereafter promulgated.

     In addition, the Fair Housing Amendments Act of 1988 ("FHAA") requires apartment communities first occupied after March 13, 1990, to be accessible to the handicapped. Failure to comply with the FHAA could result in the imposition of fines or an award of damages to private litigants. The Company believes that those Properties that are subject to the FHAA are in compliance with such law.

     Competition. There are numerous real estate companies which compete with the Company in seeking apartment properties for acquisition and development, and for tenants to occupy such properties. The Company may be competing with companies that have greater resources than the Company and whose officers and directors or trustees have more experience than the Company's officers and directors. In addition, the availability of single-family housing and other forms of multifamily residential properties, such as manufactured housing communities, provide alternatives to potential tenants of apartment properties. These competitive factors could adversely affect the income generated by the Properties and the Company's results of operations and financial condition.

ADVERSE TAX CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     The Company believes that it was organized and has operated so as to qualify as a REIT under the Code and intends to operate to remain so qualified. A REIT generally is not taxed at the corporate level on income it currently distributes to stockholders so long as it distributes at least 95% of its REIT taxable income. Although the Company believes that it was organized and has operated in such a manner so as to qualify as a REIT, no assurance can be given that the Company has so qualified or will be able to continue to qualify as a

REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify and to continue to qualify as a REIT. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification. See "Federal Income Tax Considerations."

     If the Company fails to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to stockholders in computing its taxable income, and such distributions would be subject to Federal income tax at regular corporate rates. In addition, unless it were entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This disqualification would reduce the funds of the Company available for repayment of other obligations of the Company, for investment or for distribution to stockholders because of the additional tax liability to the Company for the year or years involved. If the Company were to fail to qualify as a REIT, it no longer would be subject to the distribution requirements of the Code, and to the extent that distributions to stockholders would have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its assets to pay the applicable corporate tax. Although the Company currently intends to continue to operate in a manner designed to qualify as REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors with the consent of the holders of a majority of the Capital Stock outstanding and entitled to vote thereon, to decide to revoke the REIT election. See "Federal Income Tax Considerations."

INABILITY TO MAKE REQUIRED DISTRIBUTIONS TO STOCKHOLDERS COULD AFFECT REIT STATUS; POTENTIAL REQUIREMENT TO BORROW

     To continue to obtain the favorable tax treatment accorded to REITs under the Code, the Company generally is required each year to distribute to its stockholders at least 95% of its REIT taxable income. The Company will be subject to income tax on any undistributed REIT taxable income and net capital gain, and to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income plus 95% of its capital gain net income for the calendar year, plus 100% of its undistributed income from prior years.

     The Company has made and intends to continue to make distributions to its stockholders to comply with the distribution provisions of the Code and to avoid Federal income taxes and the nondeductible 4% excise tax. The Company's income consists primarily of the Company's share of the income of the Operating Partnership, and the Company's cash flow consists primarily of its share of distributions from the Operating Partnership. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income (of the Company or the Operating Partnership) and the effect of nondeductible capital expenditures, the creation of reserves or required debt amortization payments could require the Company to borrow funds through the Operating Partnership on a short-term or long-term basis to meet the distribution requirements that are necessary to continue to qualify as a REIT. In such circumstances, the Company might need to borrow funds to avoid adverse tax consequences even if management believes that the then prevailing market conditions generally are not favorable for such borrowings or that such borrowings are not advisable in the absence of such tax considerations.

     Distributions by the Operating Partnership are determined by the Company, as the sole general partner, through the Board of Directors and are dependent on a number of factors, including the amount of cash available for distribution, the Operating Partnership's financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the Operating Partnership's capital expenditure requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. There is no assurance that the Company will be able to continue to satisfy the annual distribution requirement so as to qualify as a REIT. See "Federal Income Tax Considerations--Requirements for Qualification as a REIT--Annual Distribution Requirements."

CONSEQUENCES OF FAILURE TO QUALIFY AS PARTNERSHIPS

     The Company believes that the Operating Partnership, each of the Property Partnerships and the other partnerships (other than the Operating Partnership) in which the Company has a direct or indirect interest (together with the Property Partnerships, the "Subsidiary Partnerships") are properly treated as partnerships for Federal income tax purposes. If the Operating Partnership or any Subsidiary Partnership were to fail to qualify as a partnership for Federal income tax purposes, the Operating Partnership or the affected Subsidiary Partnership would be taxable as a corporation, and the Company could cease to qualify as a REIT for Federal income tax purposes. In addition, the Subsidiary Partnerships that own property in Texas presently fall outside of the jurisdiction of the Texas franchise tax, which currently only applies to corporations and limited liability companies. If such a Subsidiary Partnership is determined to be taxable as a corporation or the Texas franchise tax law is amended to apply to partnerships, such Subsidiary Partnership would be subject to Texas franchise tax. The imposition of a corporate tax or Texas franchise tax on the Operating Partnership or any of the Subsidiary Partnerships could reduce substantially the amount of cash available for distribution to the Company. This reduction, together with a loss of REIT status of the Company, if it occurs, would reduce substantially the amount of cash available to repay the Company's obligations or for distribution to the Company's stockholders and could adversely affect the Company's business, results of operations and financial condition, its ability to make distributions to its stockholders and the market value and marketability of the Common Stock. See "Federal Income Tax Considerations--Tax Aspects of the Operating Partnership."

NECESSITY TO MAINTAIN OWNERSHIP LIMIT REQUIRED TO MAINTAIN REIT QUALIFICATION; ANTI-TAKEOVER EFFECT

     For the Company to maintain its qualification as a REIT, among other requirements, not more than 50% in value of the outstanding Capital Stock may be owned, actually or constructively under the applicable attribution rules of the Code, by five or fewer individuals (including certain tax-exempt entities, other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year of the Company other than the first taxable year for which the election to be taxed as a REIT has been made (the "five or fewer" requirement). The Company's Amended and Restated Articles of Incorporation, as amended (the "Charter"), contains certain restrictions on the ownership and transfer of Capital Stock, described below, which are intended to prevent concentration of stock ownership. These restrictions, however, may not ensure that the Company will be able to satisfy the "five or fewer" requirement in all cases. If the Company fails to satisfy such requirement, the Company's status as a REIT will terminate, and the Company will not be able to prevent such termination. For a description of the consequences of the Company's failure to qualify as a REIT, see "--Adverse Tax Consequences of Failure to Qualify as a REIT" and "Federal Income Tax Considerations--Failure to Qualify as a REIT."

     The Charter provides that no person may acquire or own (either actually or constructively under the applicable attribution rules of the Code) (i) more than 9.9% (by number or value, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock and the outstanding shares of Excess Stock (defined below) into which shares of Common Stock have been converted (see below) or (ii) more than 9.9% (by value) of the outstanding shares of Capital Stock (the "Ownership Limit"), subject to certain exceptions. In addition, the Charter provides that no holder may own or acquire (either actually or under the constructive ownership rules of the Code) shares of any class of Capital Stock if such ownership or acquisition (i) would cause more than 50% in value of the outstanding Capital Stock to be owned by five or fewer individuals or (ii) would otherwise result in the Company's failing to qualify as a REIT. See "Restrictions on Ownership and Transfer."

     The Charter provides that any attempted acquisition (actual or constructive) of shares by a person who, as a result of such acquisition, would violate one of the limitations described above will cause the shares purportedly transferred to be automatically converted into shares of a separate class of Capital Stock with no voting rights and no rights to distributions ("Excess Stock") or, under certain circumstances, the transfer resulting in such violation will be deemed void ab initio. In addition, the Charter provides that violations of the ownership limitations which are the result of certain other events (such as a purchase by the Company of shares of outstanding Common Stock or Preferred Stock of the Company) generally will result in an automatic repurchase by the Company of the shares the ownership of which violates such limits. The Board of Directors may waive the Ownership Limit with respect to a particular stockholder if it is satisfied, based upon the advice of tax counsel, that such ownership in excess of the Ownership Limit will not jeopardize the Company's status as a REIT. See "Description of Capital Stock--Class A Preferred Stock" for information regarding the waiver of the Ownership Limit in connection with the issuance of the Class A Preferred stock and "Restrictions on Ownership and Transfer" for additional information regarding the aforementioned limits.

     Limiting the ownership of more than 9.9% of the outstanding shares of Capital Stock may (i) discourage a change of control of the Company, (ii) deter tender offers for Capital Stock, which offers may be attractive to the Company's stockholders, or (iii) limit the opportunity for stockholders to receive a premium for their Capital Stock that might otherwise exist if an investor attempted to assemble a block of Capital Stock in excess of the Ownership Limit or to effect a change of control of the Company.

CHANGES IN INVESTMENT AND FINANCING POLICIES WITHOUT STOCKHOLDER VOTE

     Subject to the Company's fundamental investment policy to maintain its qualification as a REIT, the Company's Board of Directors determines its investment and financing policies, its growth strategy, and its debt, capitalization, distribution and operating policies. Although the Board of Directors has no present intention to revise or amend these strategies and policies, the Board of Directors may do so at any time without a vote of the Company's stockholders. Accordingly, stockholders will have no control over changes in strategies and policies of the Company, and such changes may not serve the interests of all stockholders and could adversely affect the Company's financial condition or results of operations.

     Risks Involved in Acquisitions Through Partnerships or Joint Ventures. The Company has invested, and may continue to invest, in apartment communities through partnerships or joint ventures instead of purchasing apartment properties directly or through wholly-owned subsidiaries. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present in a direct acquisition of properties. These include the risk that the Company's co-venturer or partner in an investment might become bankrupt; a co-venturer or partner might at any time have economic or business interests or goals which are inconsistent with the business interests or goals of the Company; and a co-venturer or partner might be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's policies or objectives. The Company's co-general partner in the Property Partnership that owns the Brook Run Property also provides standby credit enhancement for the tax-exempt bonds relating to that Property and, so long as the standby credit enhancement is in place, will have the authority in certain circumstances to approve modifications to the bonds secured by such Property without the Company's approval. There is no limitation in the Charter as to the amount of investment the Company may make in joint ventures or partnerships.

     Risks Involved in Investments in Securities Related to Real Estate. The Company may pursue its investment objectives through the ownership of securities of entities engaged in the ownership of real estate. Ownership of such securities may not entitle the Company to control the ownership, operation and management of the underlying real estate. In addition, the Company may have no ability to control the distributions with respect to such securities, which may adversely affect the Company's results of operations, financial condition and ability to make distributions to stockholders. Furthermore, if the Company desires to control an issuer of securities, it may be prevented from doing so by the limitations on percentage ownership and gross income tests which must be satisfied by the Company in order for the Company to qualify as a REIT. See "Federal Income Tax Considerations--Requirements for Qualification as a REIT." The Company believes that it has and intends to continue to operate its business in a manner that will not require the Company to register under the Investment Company Act of 1940 and stockholders will therefore not have the protection of that Act.

     The Company may also invest in mortgages, and may do so as a strategy for ultimately acquiring the underlying property. In general, investments in mortgages include the risk that borrowers may not be able to make debt service payments or pay principal when due, the risk that the value of the mortgaged property may be less than the principal amount of the mortgage note securing such property, and the risk that interest rates payable on the mortgages may be lower than the Company's cost of funds to acquire these mortgages. In any of these events, the Company's results of operations, financial condition and ability to make required distributions to stockholders could be adversely affected.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, in or emitting from such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate such property, may result in personal injury or similar claims by private plaintiffs and may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Moreover, certain loan documents provide for recourse liability in connection with the presence of hazardous or toxic substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air and third parties may seek recovery from owners or operators of real properties for personal injury suffered by reason of asbestos-containing materials. On account of its ownership and operation of the Properties, the Company, the Operating Partnership and the relevant Property Partnership potentially may be liable for such costs.

UNINSURED LOSSES

     The Company carries comprehensive liability, fire, flood (where appropriate and available), extended coverage and rental loss insurance with respect to its Properties with policy specifications, limits and deductibles customarily carried for similar properties. However, there are certain types of extraordinary losses (such as from wars or earthquakes) which may be either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur at a Property, the Company could lose its capital invested in the Property, as well as the anticipated future revenues from the Property, while remaining obligated for any recourse mortgage indebtedness or other financial obligations related to the Property. Any such loss would adversely affect the Company's businesses, results of operations and financial condition. Moreover, as the general partner of the Operating Partnership, the Company generally will be liable for any of the Operating Partnership's unsatisfied obligations other than non-recourse obligations. The Company's management believes that the Properties are insured adequately and in accordance with prevailing real estate industry standards for properties similar to the Properties.

CERTAIN ANTI-TAKEOVER PROVISIONS MAY INHIBIT A CHANGE IN CONTROL OF THE COMPANY

     Certain provisions of the Charter and the Amended and Restated Bylaws of the Company (the "Bylaws") may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company under circumstances that could give the holders of Capital Stock the opportunity to realize a premium over the then-prevailing market prices of such Capital Stock. Such provisions include the requirements regarding the staggered terms of the Board of Directors and removal of directors set forth in the Charter and the advance notice requirements for certain stockholder proposals set forth in the Bylaws. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws."

     Ownership Limit. The Ownership Limit imposed by the Charter for the purpose of preserving the Company's REIT qualification may also have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors. See "--Necessity to Maintain Ownership Limit Required to Maintain REIT Qualification; Anti-Takeover Effect" and "Restrictions on Ownership and Transfer."

     Preferred Stock. The Charter permits the Board of Directors to issue up to 20 million shares of Preferred Stock (of which 1,351,351 shares are currently issued and outstanding) and to establish the preferences and rights (including the right to vote and the right to convert into shares of any other class of Capital Stock) of any such Preferred Stock issued. Thus, the Board of Directors could authorize the issuance of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction in which stockholders of the Company might receive a premium for their shares over the then-prevailing market price of such shares. See "Description of Capital Stock--Additional Series of Preferred Stock."

     Staggered Board. The Board of Directors has three classes of directors, with terms expiring in successive years. As the term of each class expires, each director in that class will be elected for a term of three years. The affirmative vote of two-thirds of the aggregate number of votes then entitled to be cast generally in the election of directors is required to remove a director.

     Exemption from Maryland Business Combination Law and Maryland Control Shares Acquisition. As permitted by the Maryland General Corporation Law ("MGCL"), the Charter contains a provision which exempts the Company from the application and effect of the Maryland Business Combination Statute, which prohibits or restricts certain "business combinations" between a Maryland corporation (such as the Company) and any "interested stockholder" (generally defined as any person who owns 10% or more of the voting power of the entity's shares or any "affiliate" of any interested stockholder). In addition, the Charter contains a provision exempting all acquisitions of Capital Stock from the effect of the Maryland control shares acquisition statute. There can be no assurance that these Charter provisions will not be amended or eliminated at any point in the future. The rescission of either of the foregoing exemptions in the Charter could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws--Business Combinations."


                                USE OF PROCEEDS

     The Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement") requires the Company to contribute to the Operating Partnership, as an additional capital contribution, any net proceeds from the issuance of Common Stock in exchange for additional Common Units of the Operating Partnership. Except as otherwise provided in the Prospectus Supplement relating to an offering of the Common Stock, the Operating Partnership intends to use the net proceeds from the sale of the Common Stock offered hereby for working capital and general company purposes, which may include the repayment of indebtedness, the financing of capital commitments and possible future acquisitions of apartment communities. Proceeds from the sale of the Common Stock offered hereby may be temporarily invested in interest-bearing accounts and short-term, interest-bearing securities. Any specific allocation of the net proceeds of an offering of the Common Stock to a specific purpose will be determined at the time of such offering and will be set forth in the related Prospectus Supplement.


                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain terms of the capital stock of the Company and Maryland law does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and Maryland law.

GENERAL

     The Company's Charter provides that the Company may issue up to 100,000,000 shares of Common Stock, 20,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"), including 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock (the "Class A Preferred Stock"), and 120,000,000 shares of Excess Stock, par value $.01 per share ("Excess Stock"), of which 100,000,000 is designated Excess Common Stock, into which Common Stock may be converted to prevent a violation of the Ownership

Limit, and 20,000,000 is designated Excess Preferred Stock, into which Preferred Stock may be converted to prevent a violation of the Ownership Limit, including 1,351,351 shares designated as Excess Class A Preferred Stock. The terms of the Excess Stock are further described under "Restrictions on Ownership and Transfer." The Common Stock, Preferred Stock and Excess Stock are herein referred to as "Capital Stock." As of May 15, 1997, there were 9,176,180 shares of Common Stock and 1,351,351 shares of Class A Preferred Stock issued and outstanding. As of May 15, 1997, the Company has reserved 2,203,000 shares of Common Stock for issuance upon exercise of options granted under the Company's stock incentive plans, 1,351,351 shares of Common Stock for issuance upon conversion of the Class A Preferred Stock, 925,006 shares of Common Stock issuable upon exchange of outstanding partnership units of Jupiter-I, L.P., 270,227 shares of Common Stock issuable upon exchange of outstanding partnership units of Jupiter-II, L.P., 895,318 shares of Common Stock for issuance upon exchange of outstanding Common Units and 450,000 shares of Common Stock for issuance upon exchange of Common Units issuable if certain performance criteria are met in full.

COMMON STOCK

     All of the Common Stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of the Class A Preferred Stock and any other shares or series of shares and to the provisions of the Charter regarding any Preferred Stock and Excess Stock, holders of shares of Common Stock will be entitled to receive distributions on such shares if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of the liquidation, dissolution or winding up of the Company after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company has paid quarterly distributions since November 15, 1994, and intends to continue to pay quarterly distributions.

     The Company will not voluntarily terminate the Company's status as a REIT without the affirmative vote or consent of the holders of at least a majority of the shares of Common Stock and all other series or classes of Capital Stock entitled to vote thereon and then outstanding, voting together as a single class, given in person or by proxy, either in writing or at a meeting.

     Subject to the provisions of the Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as otherwise required by law or except as provided with respect to the Class A Preferred Stock and any other class or series of shares, the holders of such shares will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Capital Stock entitled to vote in the election of directors can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

     Holders of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

     Subject to the provisions of the Charter regarding Excess Stock, shares of a particular class of issued Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference or exchange rights.

     Certain provisions in the Charter or Bylaws may have the effect of inhibiting a change in control of the Company. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws" and "Restrictions on Ownership and Transfer."

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

     The Common Stock is listed on the NYSE under the symbol "AAH".

CLASS A PREFERRED STOCK

     On August 16, 1996, the Company issued and sold to Five Arrows Realty Securities L.L.C. ("Five Arrows") 1,351,351 shares of its Class A Preferred Stock. The Class A Preferred Stock has a liquidation value of $18.50 per share (the "Liquidation Value").

     The Class A Preferred Stock provides for a cumulative annualized dividend equal to $1.68, $1.73, $1.78, $1.84 and $1.89 in years one through five after issuance, respectively, and thereafter equal to the greater of $1.68 and 105% of the dividend paid by the Company on Common Stock. The Class A Preferred Stock is convertible into Common Stock during the first year after issuance at rate of 0.926 shares of Common Stock for each share of Class A Preferred Stock and thereafter or after a Change of Control (as defined in the Charter) at a rate of one share of Common Stock for each share of Class A Preferred, in each case, subject to certain anti-dilution adjustments.

     The Class A Preferred Stock is redeemable at the option of the Company at any time following the fifth anniversary of the date of issuance at a price equal to 106% of the Liquidation Value in the sixth year after issuance, decreasing from year-to-year to 100% of the Liquidation Value in the fifteenth year after issuance and thereafter, plus in each case accrued and unpaid dividends. Upon a Change of Control, the holders of the Class A Preferred Stock may require the Company to redeem such holders' shares of Class A Preferred Stock at a price equal to 102% of the Liquidation Value plus accrued and unpaid dividends. In addition, prior to the fifth anniversary of the date of issuance of the Class A Preferred Stock, upon certain Changes in Control, the Company may redeem the Class A Preferred Stock at a price equal to 108% of the Liquidation Value plus accrued and unpaid dividends.

     For so long as Five Arrows and its affiliates are the holders of at least 675,675 shares of the Class A Preferred Stock or shares of Class A Preferred Stock convertible into at least 5% of the Common Stock on a fully diluted basis (the "Minimum Threshold"), the holders of the Class A Preferred Stock are entitled to elect, voting separately as a single class, one director to the Board of Directors and an additional director if the regular quarterly dividend on the Common Stock is less than $.40 per share or the Company fails to achieve certain specified operating targets for three consecutive quarters. If Five Arrows and its affiliates are not the holders of at least the Minimum Threshold, the holders of the Class A Preferred Stock are entitled to elect, voting separately as a single class, a number of directors to the Board equal to two minus the number of directors elected and serving pursuant to the preceding sentence, if the Company fails to pay in full the quarterly dividend in respect of the Class A Preferred Stock for three consecutive quarters.

     In addition, so long as Five Arrows and its affiliates hold at least the Minimum Threshold, the Company has agreed not to repurchase shares of its Common Stock or the Class A Preferred Stock at a price greater than fair market value, not to enter into certain transactions with its affiliates and to remain primarily in the business of owning and managing multi-family properties as is currently conducted. The Company has also agreed to designate one of the directors elected by the holders of the Class A Preferred Stock to each committee of the Board of Directors. If the Company breaches any of such covenants, a holder of Class A Preferred Stock may require the Company to redeem such holders' shares of Class A Preferred Stock at a price equal to the Liquidation Value plus accrued and unpaid dividends.

ADDITIONAL SERIES OF PREFERRED STOCK

     The Board of Directors has the authority to issue, in addition to the 1,351,351 issued shares of Class A Preferred Stock currently issued and outstanding, up to 18,648,649 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders, subject to the rights of the holders of the Class A Preferred Stock to consent to certain issues. Subject to the consent rights of the holders of the Class A Preferred Stock, the Board of Directors could authorize the issuance of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which the holders of some, or a majority, of the Common Stock might believe to be in their interests or in which holders or some, or a majority, of the Common Stock might receive a premium for their shares over the market price of such shares or that could have dividend, voting or other rights that could adversely affect the interests of holders of Common Stock.


                     RESTRICTIONS ON OWNERSHIP AND TRANSFER


     The Charter contains certain restrictions on the number of shares of Capital Stock that stockholders may own. For the Company to qualify as a REIT under the Code, for all years after the first taxable year in which it elects to be taxed as such (i) not more than 50% in value of its issued and outstanding Capital Stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code) at any time during the last half of a taxable year and (ii) the Capital Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

     Subject to certain exceptions specified in the Charter, the Charter provides that no holder may acquire or own, either actually or constructively under the applicable attribution rules of the Code, (i) more than 9.9% (by number or value, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock and the outstanding shares of the Excess Stock into which shares of Common Stock have been converted or (ii) more than 9.9% (by value) of the outstanding shares of Capital Stock and the outstanding shares of Excess Stock (the "Ownership Limit").

     If, as a result of a purported acquisition or transfer (actual or constructive) of Common Stock or Preferred Stock, any person would acquire, either actually or constructively under the applicable attribution rules of the Code, shares of Common Stock or Preferred Stock in excess of the Ownership Limit, the Charter provides that such person (a "Prohibited Holder") will be deemed to have exchanged the acquired shares that cause the Ownership Limit to be exceeded for an equal number of shares of Excess Stock, which will be deemed to be held by the Company as trustee of a trust for the exclusive benefit of the person or persons to whom the shares can be transferred without violating the Ownership Limit. The Charter provides that Excess Stock will not be entitled to vote and will not be entitled to any dividends or distributions; and that any dividend or distribution paid on shares of Common Stock or Preferred Stock, as the case may be, prior to the discovery by the Company that such shares have been exchanged for Excess Stock shall be repaid to the Company upon demand, and any dividend or distribution declared but unpaid shall be rescinded. Unless the Company exercises its right to purchase the Excess Stock (discussed below) within 15 days of the deemed receipt by the Company, as trustee, of Excess Stock, the Charter provides that the Company shall designate a beneficiary of the trust in which such Excess Stock is deemed to be held, which designation shall satisfy the following conditions: (i) the shares of Excess Stock held in trust would not be Excess Stock in the hands of such beneficiary and (ii) the consideration received by the Prohibited Holder from such beneficiary does not exceed a price (the "Limitation Price") that is equal to the lesser of (x) in the case of a deemed exchange for Excess Stock resulting from a transfer, the price paid for the shares in such transfer or, in the case of a deemed exchange for Excess Stock resulting from some other event, the fair market value, on the date of the deemed exchange, of the shares deemed exchanged, or (y) the fair market value of the shares for which such Excess Stock will be deemed to be exchanged on the date of the designation of the beneficiary (or, in the case of a purchase by the Company (discussed below), on the date the Company accepts the offer to sell). For these purposes, fair market value on a given date is determined by reference to the average closing price for the five preceding days. Upon any transfer of an interest in the trust, the Charter provides that the corresponding shares of Excess Stock in the trust shall be automatically exchanged for an equal number of shares of Common Stock or Preferred Stock, as the case may be. Notwithstanding the above, the Charter provides that the Company will have the right to purchase the Excess Stock for a period of 15 days at a price equal to the Limitation Price, payable 90 days after the deemed receipt by the Company, as trustee of the Excess Stock. Under certain circumstances, the Charter provides that the purported transfer or acquisition which results in a violation of the Ownership Limit shall be null and void and the purported transferee or acquiror will acquire no rights or economic interests in the Capital Stock transferred or acquired.

        In addition, the Charter provides that an automatic exchange of shares of Common Stock or Preferred Stock for an equal number of shares of Excess Stock will occur to prevent any violation of the Ownership Limit as the result of a change in the relationship between two or more persons and the application of certain constructive ownership rules of the Code. The Company will have a right to purchase such Excess Stock or designate a beneficiary, as described above.

     The Charter provides that an automatic repurchase of shares by the Company will occur to the extent necessary to prevent any violation of the Ownership Limit as the result of events other than the actual or constructive acquisition of Common Stock or Preferred Stock by the holder or changes in relationship among holders of Common Stock or Preferred Stock, such as the purchase by the Company of Common Stock or Preferred Stock. In the event of any such automatic repurchase, the repurchase price of each share will be equal to the market price on the date of the purported event that resulted in the repurchase. Any dividend or other distribution paid to a holder of repurchased shares (prior to the discovery by the Company that such shares have been automatically repurchased by the Company as described above) will be required to be repaid to the Company upon demand, and any dividend declared but unpaid shall be rescinded.

     In addition to the foregoing ownership limits, the Charter provides that no holder may own, either directly or constructively under the applicable attribution rules of the Code, any shares of any class of Capital Stock if such ownership (i) would cause more than 50% in value of outstanding Capital Stock to be owned, either directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds), (ii) would result in Capital Stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), or (iii) would otherwise result in the Company failing to qualify as a REIT. The Charter further provides that acquisition or ownership (actual or constructive) of Capital Stock in violation of these restrictions will result in the shares, the acquisition or ownership of which violates these restrictions, to be converted into Excess Stock or automatically repurchased by the Company, or the transfer which results in a violation of these restrictions will be deemed void ab initio, as described above.

     The Board of Directors may, with a ruling from the Internal Revenue Service ("IRS") or an opinion of counsel satisfactory to the Board, waive the ownership restrictions with respect to a particular stockholder if such waiver will not then or in the future jeopardize the Company's status as a REIT. In connection with the issuance of the Class A Preferred Stock to Five Arrows, the Board of Directors has exempted Five Arrows (and, subject to the satisfaction of certain conditions, its successors in interest and transferees) from the Ownership Limit.

     If the Board of Directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own Capital Stock in violation of the above-described limits, the Board of Directors shall take such action as it deems advisable to refuse to give effect to, or to prevent, such ownership or acquisition, including but not limited to causing the Company to repurchase stock, refusing to give effect to such ownership or acquisition on the books of the Company, or instituting proceedings to enjoin such ownership or acquisition.

     The constructive ownership rules are complex and may cause Capital Stock owned actually or constructively by a group of related individuals and/or entitles to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.9% of the outstanding shares of Common Stock or Preferred Stock (or the acquisition of an interest in an entity which owns Common Stock or Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Capital Stock in excess of the limits described above, and thus subject such stock to the Ownership Limit.

     If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decisions, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Company.

     All certificates representing shares of Capital Stock will bear a legend referring to the restrictions described above.

     Every owner of more than 5% (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding Common Stock or Preferred Stock must file a written notice with the Company containing the information specified in the Charter no later than January 30 of each year. Furthermore, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect of such stockholder's direct, indirect and constructive ownership of such Common Stock or Preferred Stock on the Company's status as a REIT or to comply with the requirements of any taxing authority or governmental agency.

     The foregoing ownership limitations may have the effect of precluding acquisition of control of the Company without the consent of the Board of Directors, and, consequently, stockholders may be unable to realize a premium for their shares over the then prevailing market price, which premium is customarily associated with such acquisitions.

     The foregoing ownership limitations will not automatically be removed from the Charter even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the ownership limitations would require an amendment to the Charter. Such an amendment to the Charter would require the affirmative vote of holders owning not less than a majority of the Common Stock then outstanding and entitled to vote thereon, together with any Preferred Stock having such voting rights. In addition to preserving the Company's status as a REIT, the ownership limitations may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors or the stockholders.


                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                        THE COMPANY'S CHARTER AND BYLAWS

     The Charter and Bylaws contain certain provisions which may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company under circumstances that could give the holders of Capital Stock the opportunity to realize a premium over the then-prevailing market prices of the Capital Stock. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Charter and Bylaws, the form of each of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

NUMBER OF DIRECTORS; FILLING VACANCIES; CLASSIFICATION OF THE BOARD OF
DIRECTORS

     The Company's Bylaws provide that the number of directors of the Company may be established by the Board of Directors but in no case shall be less than three directors. Any vacancy may be filled by a majority of the remaining directors at any regular meeting or at any special meeting called for that purpose, or by the stockholders at a special meeting of stockholders called for that purpose. Pursuant to the terms of the Charter, the Board of Directors is divided into three classes of an approximately equal number of directors. The terms of the classes expire in successive years. As the term of each class expires, each director in that class will be elected for a term of three years and until such director's successor is duly elected and qualifies. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

     The classified director provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Capital Stock entitled to vote in the election of directors will be able to elect all of the successors of the class of directors whose term expires at that meeting.

REMOVAL OF DIRECTORS

     The Charter provides that a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the aggregate number of votes then entitled to be cast generally in the election of directors.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange and, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate or an associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate or an associate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the holders of shares of Common Stock receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Charter exempts from these provisions of Maryland law all business combinations involving the Company. There can be no assurance that such Charter provision will not be amended or eliminated at any point in the future.

CONTROL SHARES ACQUISITION STATUTE

     The MGCL provides that "control shares" of a Maryland corporation which are acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control shares acquisition" means the acquisition of, or the power to direct the exercise of voting power of, control shares, subject to certain exceptions.

     A person who has made or proposes to make a control shares acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control shares acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control shares acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control shares acquisition.

     The control shares acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

     The Charter contains a provision exempting from the Maryland control shares acquisition statute any and all acquisitions by any person of shares of the Capital Stock otherwise permitted under the Charter. There can be no assurance that such provision will not be amended or eliminated at any point in the future.

     If the Charter were amended to make the Company subject to the business combination statute or the control shares acquisition statute, such amendment could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

AMENDMENT TO THE CHARTER

     The Charter, with certain limited exceptions, may be amended by the affirmative vote of the holders of not less than a majority of the aggregate number of votes then entitled to be cast generally in the election of directors. The provisions relating to classification of the Board of Directors, removal of directors and amendment of the Charter may be amended only by the affirmative vote of the holders of not less than two-thirds of the aggregate number of votes then entitled to be cast generally in the election of directors. The provisions relating to the application of the MGCL regarding business combinations may be amended only by the unanimous vote with respect to the shares entitled to be voted generally in the election of directors.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     The Bylaws provide that (a) with respect to an annual meeting of stockholders, the proposal of business to be considered by stockholders may be made only in accordance with any of the following, and nominations of persons for election to the Board of Directors may be made only in accordance with (ii) or (iii): (i) pursuant to the Company's notice of the meeting, (ii) by or at the direction of the Board of Directors, or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only (i) by or at the direction of the Board of Directors or (ii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Charter or the Bylaws. These advance notice provisions may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

PREFERRED STOCK

     In addition to the 1,351,351 shares of Class A Preferred Stock currently issued and outstanding, the Charter permits the Board of Directors to issue up to 18,648,649 shares of Preferred Stock of the Company, par value $.01 per share, and to establish the preferences and rights (including the right to vote and the right to convert into shares of any other class of Capital Stock) of any such Preferred Stock issued. Thus, the Board of Directors could authorize the issuance of Preferred Stock of the Company with terms and conditions which could have the effect of discouraging a takeover or other transaction in which stockholders of the Company might receive a premium for their shares over the then-prevailing market price of such shares. See "Description of Capital Stock."

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations to the Company is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     The Company believes that it will operate in such a manner so as to meet the Code requirements for qualification as a REIT. However, no assurance can be given that such requirements will be met or that the Company will be so qualified at any time.

     The following summary is a discussion of the material Federal income tax considerations associated with an investment in the Common Stock being sold in the Offering. The summary should not be construed as tax advice. The provisions governing treatment as a REIT are highly technical and complex, and this summary is qualified in its entirety by the applicable Code provisions, the rules and regulations promulgated thereunder and administrative and judicial interpretations thereof. Moreover, this summary does not deal with all tax aspects that might be relevant to a particular prospective stockholder in light of his personal circumstances and it does not deal with particular types of stockholders that are subject to special treatment under the Code, such as tax-exempt organizations, insurance companies, financial institutions or broker-dealers, and (with the exception of the general discussion below) foreign corporations and persons who are not citizens or residents of the U.S.

REQUIREMENTS FOR QUALIFICATION AS A REIT

     In General. Under the Code, a trust, corporation or unincorporated association meeting certain requirements (see "--Structural Requirements") may elect to be treated as a REIT for purposes of federal income taxation. If a valid election is made, then, subject to certain conditions, the Company's income which is distributed to its stockholders will be taxed to such stockholders without being subject to tax at the Company level. This substantially eliminates the "double taxation" (taxation at both the corporate and stockholder levels) that typically results from the use of corporate investment vehicles. However, the Company will be taxed on any of its income that is not distributed to the stockholders. (See "--Taxation of the Company.") Once made, the election to be taxed as a REIT continues in effect until voluntarily revoked or automatically terminated by the Company's failure to qualify as a REIT for a taxable year. If the Company's election to be treated as a REIT is terminated automatically or is voluntarily revoked, the Company will not be eligible to elect such status until the fifth taxable year after the first taxable year for which the Company's election was terminated. However, in the event such election is terminated automatically, the prohibition on a subsequent election to be taxed as a REIT is not applicable if (i) the Company did not willfully fail to file a timely return with respect to the termination taxable year, (ii) the inclusion of any incorrect information in such return was not due to fraud with intent to evade tax, and (iii) the Company establishes to the IRS's satisfaction that its failure to meet the requirements was due to reasonable cause and not to willful neglect.

     The Company made an election to be treated as a REIT commencing with its taxable year ended December 31, 1994.

     Structural Requirements. To be eligible to be taxed as a REIT, the Company must satisfy certain structural and organizational requirements.
First, (i) the shares of Common Stock must be transferable, (ii) the shares of Common Stock must be held by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months) (the "100-person" requirement), and (iii) no more than 50% of the value of the outstanding shares of Common Stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the Company's taxable year (the "five or fewer" requirement). The requirements of (ii) and (iii) are not applicable to the first taxable year for which an election to be treated as a REIT is made. The Company did not satisfy the requirements in (ii) and (iii) prior to consummation of the Initial Offering. However, the Company issued a sufficient number of shares of Common Stock to a sufficient number of stockholders to allow the Company to satisfy the "100-person" requirement and the Company expects, and intends to take all necessary measures within its control to ensure, that the beneficial ownership of the Company will at all times be held by 100 or more persons. In addition, the Company's Charter contains certain restrictions on the ownership and transfer of the Company's capital stock which are designed to help ensure that the Company will be able to satisfy the "five or fewer" requirement. If the Company were to fail to satisfy the "five or fewer" requirement, the Company's status as a REIT would terminate, and the Company would not be able to prevent such termination. See "--Failure to Qualify as a REIT" and "Restrictions on Ownership and Transfer."

     If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and such items of the REIT itself. A "qualified REIT subsidiary" is a corporation all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. Any corporation formed by the Company to act as general partner of partnerships formed to invest in Properties will be a qualified REIT subsidiary and thus all of its assets, liabilities and items of income, deduction and credit will be treated as assets, liabilities and items of income, deduction and credit of the Company.

     Income Tests. In order to qualify and to continue to qualify as a REIT, the Company must satisfy three income tests for each taxable year. First, at least 75% of the Company's annual gross income (excluding annual gross income from certain sales of property held primarily for sale) must be derived directly or indirectly from investments relating to real property or mortgages on real property or certain temporary investments. Second, at least 95% of the Company's annual gross income (excluding gross income from certain sales of property held primarily for sale) must be derived directly or indirectly from any of the sources qualifying for the 75% test and from dividends, interest, and gain from the sale or disposition of stock or securities. Third, subject to certain exceptions in the year in which the Company is liquidated, short-term gains from sales of stock or securities, gains from sales of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business and gains from the sale or other taxable disposition of real property (including interests in real property and mortgages on real property) held for less than four years (other than from involuntary conversions and foreclosure property) must represent less than 30% of the Company's annual gross income. For purposes of applying the 30% gross income test, the holding period of the Properties and other assets acquired in formation of the Company (the "Formation") will be deemed to have commenced on the date of such acquisition. In applying these tests, because the Company is a partner in the Operating Partnership and is also a partner in certain of the Subsidiary Partnerships, the Company will be treated as realizing its proportionate share of the income and loss of these respective partnerships, as well as the character of such income or loss, and other partnership items, as if the Company owned its proportionate share of the assets owned by these partnerships directly.

     Substantially all of the income received by the Company is expected to be rental income. In order to qualify as "rents from real property" for purposes of satisfying the 75% and 95% gross income tests, several conditions must be satisfied. First, the amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will qualify if they are based on a fixed percentage of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if the Company or an owner of 10% or more of the Company, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, a REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from whom the REIT derives no income. However, the "independent contractor" requirement does not apply to the extent the services rendered by a REIT are customarily furnished or rendered in connection with the rental of the real property (i.e., services which are not considered rendered to the occupant of the property). The Properties owned by the Operating Partnership and the Property Partnerships are multifamily apartment projects and the Company has represented that (i) none of the rents under the Properties' existing leases to tenants are based on the income or profits of any person and (ii) the Company will take measures to ensure that it will not in the future receive any rent based on the income or profits of any person which would cause the Company to fail to satisfy the gross income tests described above. In addition, the Company has represented that it does not now and will not in the future knowingly (i) rent any property to a Related Party Tenant; or (ii) receive rent attributable to personal property which is leased, together with real property, when more than 15% of the total rent is attributable to personal property, if such rental to a Related Party Tenant or the receipt of such rents attributable to personal property would cause the Company to fail to satisfy the gross income tests described above.

     The Company, through the Operating Partnership and Subsidiary Partnerships (which will not be independent contractors), will provide certain services with respect to the Properties and may provide similar services for any newly acquired properties. The Company believes that the services provided by the Operating Partnership and Subsidiary Partnerships are usually or customarily rendered in connection with the rental of space for occupancy only. Consequently, the Company believes that the provision of such services will not cause the rents received with respect to the Properties or any newly acquired properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. If, and to the extent that, any services furnished or performed by the Company, either directly or through the Operating Partnership or any Subsidiary Partnership, would cause the rents received from the Properties or any newly acquired properties to fail to qualify as rents from real property under the 75% and 95% gross income tests, the Company intends to retain an independent contractor (from whom it will derive no income) to furnish or perform such services or take such other actions so that such gross income tests are satisfied.

     The Operating Partnership has entered into property management agreements with the owner of Brookdale Village Apartments, Prime and the unconsolidated Property Partnerships pursuant to which the Operating Partnership will receive a management fee equal to 5 percent of the gross revenues of the applicable property. Fees earned by the Operating Partnership pursuant to the property management agreements do not satisfy the requirements of the 75% and 95% gross income tests. If the Company's share of the sum of the income attributable to such fees plus all other income realized by the Company (whether directly or through its interest in the Operating Partnership or the Property Partnerships) which does not satisfy the requirements of the 75% and the 95% gross income tests (collectively, "Non-Qualifying Income"), exceeds 5% of the Company's gross income for any taxable year, the Company's status as a REIT would be jeopardized. The Company has represented that the amount of Non-Qualifying income will not exceed 5% of the Company's annual gross income for any taxable year.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if the Company's failure to meet such tests was due to reasonable cause and not to willful neglect, the Company attached a schedule describing the nature and amount of each item of its gross income to its income tax return, and any incorrect information on the schedule was not supplied fraudulently with the intent to evade tax. It is not possible to specify the circumstances under which the Company may be entitled to the benefit of these relief provisions. Even if these relief provisions apply, a 100% tax is imposed on the net income attributable to the greater of the amount by which the Company failed the 75% test or the 95% test. Failure to comply with the 30% gross income test is not excusable; therefore, if the Company fails to meet the requirements of the 30% gross income test, its status as a REIT automatically terminates regardless of the reason for such failure.

     Asset Tests. At the close of each quarter of its taxable year, the Company also must satisfy two tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership, any qualified REIT subsidiaries and any partnerships in which the Operating Partnership or a qualified REIT subsidiary owns an interest), and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock or issuance of long-term (at least five years) debt of the Company), cash, cash items and government securities. Second, no more than 25% of the Company's total assets may be represented by securities other than those that can satisfy the 75% asset test described in the preceding sentence. Of the investments included in the 25% asset class, the value of any one issuer's securities (excluding shares in qualified REIT subsidiaries or another REIT and excluding partnership interests) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary or another REIT and excluding partnership interests). The Company has formed qualified REIT subsidiaries.

     Annual Distribution Requirements. In order to qualify as a REIT, the Company must distribute to the holders of shares of Capital Stock an amount at least equal to (A) the sum of 95% of (i) the Company's "real estate investment trust taxable income" (computed without regard to the deduction for dividends paid and excluding any net capital gain) plus (ii) the excess of the net income, if any, from foreclosure property over the tax on such income, minus (B) the excess of the sum of certain items of non-cash income (income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of the amount determined under clause (i) above. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year (including any extensions) and if paid on or before the first regular distribution payment after such declaration. The amount distributed must not be preferential--i.e., each holder of shares of Capital Stock must receive the same distribution per share. A REIT may have more than one class of capital stock, as long as distributions within each class are pro rata and non-preferential. Such distributions are taxable to holders of Capital Stock (other than tax-exempt entities, as discussed below) in the year in which paid, even though such distributions reduce the Company's taxable income for the year in which declared. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "real estate investment trust taxable income," it will be subject to tax thereon at regular corporate tax rates. Finally, as discussed below, the Company may be subject to an excise tax if it fails to meet certain other distribution requirements.

     The Company has made, and intends to take measures within its control to make, quarterly distributions to the holders of shares of Capital Stock in an amount sufficient to satisfy the requirements of the annual distribution test. In this regard, the Partnership Agreement authorizes the Company as general partner to take such steps as are necessary to distribute to the partners of the Operating Partnership an amount sufficient to permit the Company to meet the annual distribution requirements. However, it is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses, such as principal amortization or capital expenditures exceed the amount of noncash deductions, such as depreciation. In the event that such timing differences occur, the Company may find it necessary to cause the Operating Partnership to arrange for borrowings or liquidate some of its investments in order to meet the annual distribution requirement, or attempt to declare a consent dividend, which is a hypothetical distribution to holders of shares of Capital Stock out of the earnings and profits of the Company. The effect of such a consent dividend (which, in conjunction with dividends actually paid, must not be preferential to those holders who agree to such treatment) would be that such holders would be treated for federal income tax purposes as if such amount had been paid to them in cash and they had then immediately contributed such amount back to the Company as additional paid-in capital. This would result in taxable income to those holders without the receipt of any actual cash distribution but would also increase their tax basis in their shares of Capital Stock by the amount of the taxable income recognized.

     If the Company fails to meet the 95% distribution test due to an adjustment to the Company's income by reason of a judicial decision or by agreement with the IRS, the Company may pay a "deficiency dividend" to holders of shares of Capital Stock in the taxable year of the adjustment, which dividend would relate back to the year being adjusted. In such case, the Company would also be required to pay interest plus a penalty to the IRS. However, a deficiency dividend cannot be used to meet the 95% distribution test if the failure to meet such test was due to the Company's failure to distribute sufficient amounts to the holders of shares of Capital Stock.

     In addition, if the IRS successfully challenged the Company's deduction of all or a portion of the salary and bonus it pays to officers who are also holders of shares of Capital Stock, such payments could be recharacterized as dividend distributions to such employees in their capacity as stockholders. If such distributions were viewed as preferential distributions they would not count toward the 95% distribution test and may taint all distributions made by the Company for such taxable year.

FAILURE TO QUALIFY AS A REIT

     The Company's treatment as a REIT for Federal income tax purposes will be terminated automatically if the Company fails to meet the requirements described above and any available relief provisions do not apply. In such event, the Company will be subject to tax (including any applicable minimum tax) on its taxable income at regular corporate rates, and distributions to holders of shares of Capital Stock will not be deductible by the Company. All distributions to holders of shares of Common Stock will be taxable as ordinary income to the extent of current and accumulated earnings and profits of the Company and distributions in excess thereof will be treated first as a tax free return of capital (to the extent of basis) and then as gain realized from the sale of shares of Common Stock. Corporate stockholders will be eligible for the dividends received deduction to the extent that distributions are made out of earnings and profits. As noted above, the Company will not be eligible to elect REIT status again until the beginning of the fifth taxable year after the year during which the Company's qualification was terminated, unless the Company meets certain relief requirements. Failure to qualify for even one year could result in the Company incurring substantial indebtedness (to the extent borrowings are feasible) or liquidating substantial investments in order to pay the resulting corporate taxes.

TAXATION OF THE COMPANY

     In General. For any taxable year in which the Company qualifies as a REIT, it will generally not be subject to Federal income tax on that portion of its REIT taxable income which is distributed to stockholders (except income or gain with respect to foreclosure property, which will be taxed at the highest corporate rate--currently 35%). If the Company were to fail to qualify as a REIT, it would be taxed at rates applicable to corporations on all its income, whether or not distributed to stockholders. Even if it qualifies as a REIT, the Company will be taxed on the portion of its REIT taxable income which it does not distribute to the stockholders, such as taxable income retained as reserves.

     100 Percent Tax. The Company will be subject to a 100% tax on (i) the greater of the net income attributable to the amount by which it fails the 75% income test or the 95% income test; and (ii) any net income derived from a "prohibited transaction" (i.e., the sale of "dealer" property by the Company). The imposition of any such tax on the Company would reduce the amount of cash available for distribution to holders of shares of Capital Stock.

     A "dealer" is one who holds property primarily for sale to customers in the ordinary course of its trade or business. The Company has been organized to acquire, hold, operate and ultimately liquidate its interest in the Properties, and not to engage in the business of buying and selling real property. Further, the Company has represented that it has conducted, and intends to take all necessary measures within its control to ensure that it will conduct, its activities and the activities of the Operating Partnership and the Subsidiary Partnerships in a manner so as to minimize or eliminate the risk of having the Company classified as a "dealer" for Federal income tax purposes. However, because a determination of "dealer status" is necessarily dependent upon facts which will occur in the future, Counsel cannot render an opinion on this issue.

     Tax on Net Income from Foreclosure Property. The Company will be subject to a tax at the highest rate applicable to corporations (currently 35%) on any "net income from foreclosure property." "Foreclosure property" is property acquired by the Company as a result of a foreclosure proceeding or by otherwise reducing such property to ownership by agreement or process of law. "Net income from foreclosure property" is the gross income derived during the taxable year from foreclosure property, less applicable deductions, but only to the extent such income does not qualify under the 75% income test and 95% income test. The Company does not expect to own any foreclosure property. However, if it did own such property, because the Company does not expect to hold foreclosure property for sale to customers and because substantially all of the income derived by the Company from its Properties is expected to qualify under the 75% income test and 95% income test, the Company does not expect that it would be subject to this tax.

     Alternative Minimum Tax. The Company will be subject to the minimum tax on items of tax preference allocable to it. Code Section 59(d) authorizes the Treasury to issue regulations allocating items of tax preference between a REIT and its stockholders. Such regulations have not yet been issued; however, the Company does not anticipate any significant items of tax preference.

     Excise Tax. In addition to the tax on any undistributed income, the Company would also be subject to a 4% excise tax on the amount if any by which
(i) the sum of 85% of its REIT taxable income, 95% of any net capital gain and undistributed amounts (for purpose of avoiding this excise tax) from prior years, exceeds (ii) the amount actually distributed by the Company to holders of shares of Capital Stock during the calendar year (or declared as a dividend during the calendar year, if distributed during the following January) as ordinary income dividends. The imposition of any excise tax on the Company would reduce the amount of cash available for distribution to holders of shares of Capital The Company intends to take all necessary measures within its control to avoid imposition of the excise tax.

     Tax on Built-In Gain of Certain Assets. If a C corporation elects to be taxed as a REIT, or if assets of a C corporation are transferred to a REIT in a transaction in which the REIT has a carryover basis in the assets acquired, such C corporation generally will be treated as if it sold all of its assets to such REIT at their respective fair market values and liquidated immediately thereafter, recognizing and paying tax on all gain. However, under such circumstances, the REIT is permitted to make an election under which the C corporation will not recognize gain and instead the REIT will be required to recognize gain and pay any tax thereon only if it disposes of such assets during the subsequent 10-year period. The Company intends to make the appropriate election to obtain the above-described tax consequences. Thus, if the Company acquires any asset from a C corporation as a result of a merger or other nontaxable exchange, and the Company recognizes gain on the disposition of such asset during the 10-year period following acquisition of the asset, then such gain will be subject to tax at the highest regular corporate rate to the extent the Built-In Gain (the excess of (a) the fair market value of such asset as of the date of acquisition over (b) the Company's adjusted basis in such asset as of such date) on the sale of such asset exceeds any Built-In Loss arising from the disposition during the same taxable year of any other assets acquired in the same transaction (here Built-In Loss equals the excess of (x) the Company's adjusted basis in such other assets as of the date of acquisition over (y) the fair market value of such other assets as of such date).

TAXATION OF HOLDERS OF COMMON STOCK

     TAXABLE STOCKHOLDERS

     Dividend Income. Distributions from the Company (other than distributions designated as capital gains dividends) will be taxable to holders of shares of Common Stock which are not tax-exempt entities as ordinary income to the extent of the current or accumulated earnings and profits of the Company. Distributions from the Company which are designated (by notice to shareholders within 30 days after the close of the Company's tax year or with its annual report) as capital gains dividends by the Company will be taxed as long-term capital gains to taxable holders of shares of Common Stock to the extent that they do not exceed the Company's actual net capital gain for the taxable year. Holders of shares of Common Stock that are corporations may be required to treat up to 20% of any such capital gains dividends as ordinary income. Such distributions, whether characterized as ordinary income or as capital gain, are not eligible for the 70% dividends received deduction for corporations.

     Distributions from the Company to holders which are not designated as capital gains dividends and which are in excess of the Company's current or accumulated earnings and profits are treated as a return of capital to such holders and reduce the tax basis of a holder's shares of Common Stock (but not below zero). Any such distribution in excess of the tax basis is taxable to any such holder that is not a tax-exempt entity as a gain realized from the sale of the shares of Common Stock, taxable as described below.

     The declaration by the Company of a consent dividend would result in taxable income to consenting holders of shares of Common Stock (other than tax-exempt entities) without any corresponding cash distributions. See "--Requirements for Qualification as a REIT--Annual Distribution Requirements."

     Portfolio Income. Dividends paid to holders of shares of Common Stock will be treated as portfolio income. Such income therefore will not be subject to reduction by losses from passive activities (i.e., any interest in a rental activity or in a trade or business in which the holder does not materially participate, such as certain interests held as a limited partner) of any holder who is subject to the passive activity loss rules. Such distributions will, however, be considered investment income, which may be offset by certain investment expense deductions.

     No Flow-Through of Losses. Holders of shares of Common Stock will not be permitted to deduct any net operating losses or capital losses of the Company.

     Sale of Shares. A holder of shares of Common Stock who sells shares will recognize taxable gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares. Gain or loss recognized by a holder of shares of Common Stock who is not a dealer in securities and whose shares have been held for more than one year will generally be taxable as long-term capital gain or loss.

     Back-up Withholding. Distributions from the Company will ordinarily not be subject to withholding of Federal income taxes, except as discussed under "--Foreign Stockholders." Withholding of income tax at a rate of 31% may be required, however, by reason of a failure of a holder of shares of Common Stock to supply the Company or its agent with the holder's taxpayer identification number. Such "backup" withholding may also apply to a holder of shares of Common Stock who is otherwise exempt from backup withholding (including a nonresident alien of the United States and, generally, a foreign entity) if such holder fails to properly document his status as an exempt recipient of distributions. Each holder will therefore be asked to provide and certify his correct taxpayer identification number or to certify that he is an exempt recipient.

     TAX-EXEMPT STOCKHOLDERS

     Non-taxability of Dividend Income. In general, a holder of shares of Common Stock which is a tax-exempt entity will not be subject to tax on distributions from the Company. The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by certain tax-exempt entities. Thus, distributions paid to a holder of shares of Common Stock which is a tax-exempt entity and gain on the sale of shares of Common Stock by a tax-exempt entity (other than those tax-exempt entities described below) will not be treated as UBTI, even if the Company incurs indebtedness in connection with the acquisition of real property (through its percentage ownership of the Operating Partnership and the Subsidiary Partnerships) provided that the tax-exempt entity has not financed the acquisition of its shares of Common Stock of the Company.

     For tax-exempt entities which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the UBTI generated by its investment in the Company. Such prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

     In the case of a "qualified trust" (generally, a pension or profit-sharing trust) holding shares in a REIT, the beneficiaries of such a trust are treated as holding shares in the REIT in proportion to their actuarial interests in the qualified trust, instead of treating the qualified trust as a single individual (the "look through" exception). A qualified trust that holds more than 10% of the shares of a REIT is required to treat a percentage of REIT dividends as UBTI if the REIT incurs debt to acquire or improve real property. This rule applies, however, only if (i) the qualification of the REIT depends upon the application of the "look through" exception (described above) to the restriction on REIT shareholdings by five or fewer individuals, including qualified trusts (see "Restrictions on Transfer and Ownership of Shares"), and
(ii) the REIT is "predominantly held" by qualified trusts, i.e., if either (x) a single qualified trust held more than 25% by value of the interests in the REIT or (y) one or more qualified trusts, each owning more than 10% by value, held in the aggregate more than 50% of the interests in the REIT. The percentage of any dividend paid (or treated as paid) to such a qualified trust that is treated as UBTI is equal to the amount of modified gross income (gross income less directly-connected expenses) from the unrelated trade or business of the REIT (treating the REIT as if it were a qualified trust), divided by the total modified gross income of the REIT. A de minimis exception applies where the percentage is less than 5%. Because the shares of Common Stock are widely held, this new provision should not result in UBTI to any tax-exempt entity.

     FOREIGN STOCKHOLDERS

     The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, foreign estates and foreign trusts (collectively, "Foreign Investors") are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective Foreign Investors should consult their own tax advisors to determine the impact of Federal, state and local income tax laws on an investment in the shares of Common Stock, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws.

     Foreign Investors which are not engaged in the conduct of a business in the United States and who purchase shares of Common Stock will generally not be considered as engaged in the conduct of a trade or business in the United States by reason of ownership of such shares. The taxation of distributions by the Company to Foreign Investors will depend upon whether such distributions are attributable to operating income or are attributable to sales or exchanges by the Company of its United States Real Property Interests ("USRPI's"). USRPI's are generally direct interests in real property located in the United States and interests in domestic corporations in which the fair market value of its USRPI's exceeds a certain percentage.

     The Company anticipates that a substantial portion of the distributions to holders of shares of Common Stock will be attributable to rental receipts. To the extent that such distributions do not exceed the current or accumulated earnings and profits of the Company, they will be treated as dividends and will be subject to a withholding tax equal to 30% of the gross amount of the dividend, which tax will be withheld and remitted to the IRS by the Company. Such 30% rate may be reduced by United States income tax treaties in effect with the country of residence of the Foreign Investor; however, a Foreign Investor must furnish a completed IRS Form 1001 to the Company to secure such a reduction. Distributions in excess of the Company's earnings and profits will be treated as a nontaxable return of capital to a Foreign Investor to the extent of the basis of his shares of Common Stock, and any excess amount will be treated as an amount received in exchange for his shares of Common Stock and treated under the rules described below for the sale of Common Stock. The IRS has issued proposed regulations which may impose additional reporting requirements on certain Foreign Investors in order to avoid being subject to United States withholding tax.

     Distributions which are attributable to net capital gains realized from the disposition of USRPI's (i.e., the Properties) by the Company will be taxed as though the Foreign Investors were engaged in a trade or business in the United States and the distributions were gains effectively connected with such trade or business. Thus, a Foreign Investor would be entitled to offset its gross income by allowable deductions and would pay tax on the resulting taxable income at the graduated rates applicable to United States citizens or residents. For both individuals and corporations, current regulations provide that the Company must withhold a tax equal to 35% of all dividends that could be designated by the Company as capital gain dividends. To the extent that such withholding exceeds the actual tax owed by the Foreign Investor, a Foreign Investor may claim a refund from the IRS.

     The Company or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of USRPI's. A domestic person (a "nominee") who holds shares of Common Stock on behalf of a Foreign Investor will bear the burden of withholding, provided that the Company has properly designated the appropriate portion of a distribution as a capital gain dividend.

     It is anticipated that the shares of Common Stock owned directly or indirectly by Foreign Investors will be less than 50% in value of the shares of Common Stock and therefore the Company will be a "domestically controlled REIT". Accordingly, shares of Common Stock held by Foreign Investors in the United States will not be considered USRPI's and gains on sales of such shares will not be taxed to such Foreign Investors as long as the seller is not otherwise considered to be engaged in a trade or business in the United States. (The same rule applies to gains attributable to distributions in excess of the Foreign Investor's cost for its shares, discussed above.) Similarly, a foreign corporation not otherwise subject to U.S. tax which distributes shares of Common Stock to its stockholders will not be taxed under this rule.

     The IRS is authorized to impose annual reporting requirements on certain United States and foreign persons directly holding USRPI's. The required reports are in addition to any necessary income tax returns, and do not displace existing reporting requirements imposed on Foreign Investors by the Agricultural Foreign Investment Disclosure Act of 1978 and the International Investment Survey Act of 1976. As of the date of this Prospectus, the IRS has not exercised its authority to impose reporting under this provision. Furthermore, because shares in a domestically controlled REIT do not constitute a USRPI, such reporting requirements are not expected to apply to a Foreign Investor in the Company. However, the Company is required to file an information return with the IRS setting forth the name, address and taxpayer identification number of the payee of distributions from the Company (whether the payee is a nominee or is the actual beneficial owner).

STATEMENT OF STOCK OWNERSHIP

     The Company is required by the Code to request annual written statements from the record holders of designated percentages of its shares of Capital Stock disclosing the actual owners of the shares of Capital Stock. The Company must also maintain, within the Internal Revenue District in which it is required to file its Federal income tax return, permanent records showing the information it has received as to the actual ownership of such shares of Capital Stock and a list of those persons failing or refusing to comply with such request.

TAX ASPECTS OF THE OPERATING PARTNERSHIP

     The following discussion summarizes certain Federal income tax considerations applicable solely to the Company's investment in the Operating Partnership and the Subsidiary Partnerships. The discussion does not cover state or local tax laws or any Federal tax laws other than income tax laws.

     Classification as a Partnership. All of the Company's real estate investments will be made through partnerships, certain of which will hold interests in other partnerships. In general, partnerships are "pass-through" entities which are not subject to Federal income tax. Instead, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax thereon, without regard to whether the partners receive cash distributions from the partnership. The Company will be entitled to include in its REIT taxable income its distributive share of the income of any partnership (including the Operating Partnership) in which it has an interest and to deduct its distributive share of the losses of any partnership (including the Operating Partnership) in which it has an interest only if each such partnership is classified for Federal income tax purposes as a Partnership rather than as an association taxable as a corporation.

     The IRS has issued regulations that delete the old, very complex rules regarding entity classification. These rules provide that a domestic unincorporated association will be classified as a partnership for federal income tax purposes unless it affirmatively elects to be taxable as a corporation. The new regulations also provide that the IRS will respect an entity's claimed classification for all periods prior to January 1, 1997 if:
(i) an unincorporated association was in existence on January 1, 1997; (ii) the entity had a reasonable basis for its claimed classification; (iii) the entity and each of its members recognized the federal tax consequences of any change in the entity's classification within sixty months prior to January 1, 1997; and (iv) neither the entity nor any member was notified in writing on or before May 8, 1996 (the day the regulations were issued in proposed form) that the classification of the association was under examination by the IRS. However, a "publicly traded partnership" (i.e., a partnership in which interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof) will be treated as a corporation unless at least 90 percent of the gross income of such partnership, for each taxable year the partnership is a publicly traded partnership, consists of "qualifying income." "Qualifying income" includes income from real property rents, gain from the sale or other disposition of real property, interest and dividends.

     None of the partnerships in which the Company has an interest has requested, nor does any of such partnerships intend to request, a ruling from the IRS that it will be treated as a partnership for Federal income tax purposes or that it had a reasonable basis for such classification prior to January 1, 1997.

     If for any reason any of the partnerships in which the Company has an interest were taxable as a corporation rather than as a partnership for Federal income tax purposes, the Company would not be able to satisfy the asset requirements for REIT status. See "--Requirements for Qualification as a REIT--Asset Tests." In addition, any change in the partnership status of such entities for tax purposes might be treated as a taxable event in which case the Company might incur a tax liability without any related cash distribution. See "--Income Taxation of the Operating Partnership and Its Partners--Basis in Operating Partnership Interest." Further, items of income and deduction of such partnerships would not pass through to its partners (including the Company), and such partners would be treated as stockholders for tax purposes. The partnerships in which the Company has an interest would be required to pay income tax at corporate tax rates on that net income, and distributions to its partners would constitute dividends that would not be deductible in computing the relevant entities' taxable income.

     The IRS has issued regulations which authorize the Commissioner of Internal Revenue to (i) recast a transaction involving the use of a partnership to reflect the underlying economic arrangement under the partnership provisions of the Code, or (ii) prevent the use of a partnership to circumvent the intended purpose of a Code provision. High-level IRS and Treasury personnel have publicly stated that these proposed regulations were not intended to be applied to partnerships (such as the Operating Partnership) in which a REIT is a general partner. However, there can be no assurance that partnerships such as the Operating Partnership will forever be excluded from the scope of the regulation. If the regulation were to be applied to the Operating Partnership, the Operating Partnership could be ignored for tax purposes, with the result that the limited partners of the Operating Partnership could be deemed to have received Common Stock in the Company instead of Common Units in the Operating Partnership.

INCOME TAXATION OF THE OPERATING PARTNERSHIP AND ITS PARTNERS

     Operating Partnership Allocations. As noted above, the Company must include in its REIT taxable income its distributive share of the income and losses of any partnership in which it has any interest. Although the provisions of a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not have "substantial economic effect" or otherwise do not comply with the provisions of Section 704(b) of the Code and Treasury Regulations.

     If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners in respect of such item. The allocations of taxable income and loss of partnerships in which the Company has an interest are intended to comply with the requirements of Section 704(b) of the Code and Treasury Regulations.

     Tax Allocations in Respect of Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributing partner benefits from, or is charged with, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference").

     The Treasury Department has issued final regulations under Section 704(c) of the Code which give partnerships great flexibility in ensuring that a partner contributing property to a partnership receives the tax burdens and benefits of any precontribution gain or loss attributable to the contributed property. The regulations permit partnerships to use any "reasonable method" of accounting for Book-Tax Differences. The regulations specifically describe three reasonable methods, including (i) the "traditional method" under current law, (ii) the traditional method with the use of "curative allocations" which would permit distortions caused by a Book-Tax Difference to be rectified on an annual basis and (iii) the "remedial allocation method" which is similar to the traditional method with "curative allocations." The Company uses the "remedial allocation method" to account for Book-Tax Differences in connection with the Formation.

     Basis in Operating Partnership Interest. The Company's adjusted tax basis in each of the partnerships in which it has an interest generally (i) will be equal to the amount of cash and the basis of any other property contributed to such partnership by the Company, (ii) will be increased by (a) its allocable share of such Partnership's income and (b) its allocable share of any indebtedness of such partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) such partnership's loss and (b) the amount of cash and the fair market value of any property distributed to the Company, and by constructive distributions resulting from a reduction in the Company's share of indebtedness of such partnership.

     If the Company's allocable share of the loss (or portion thereof) of any partnership in which it has an interest would reduce the adjusted tax basis of the Company's partnership interest in such partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss (or portion thereof) would not reduce the Company's adjusted tax basis below zero. To the extent that distributions from a partnership to the Company, or any decrease in the Company's share of the nonrecourse indebtedness of a partnership (each such decrease being considered a constructive cash distribution to the partners), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) would constitute taxable income to the Company. Such distributions and constructive distributions normally would be characterized as long-term capital gain if the Company's interest in such partnership has been held for longer than the long-term capital gain holding period (currently one year).

     Depreciation Deductions Available to the Operating Partnership.   Certain
assets owned by the Operating Partnership consist of property contributed to it by its partners. In general, when property is contributed in a tax-free transaction under Section 721 of the Code, the transferee-partnership is treated in the same manner as the contributing partner for purposes of computing depreciation. The effect of this rule is to continue the historic basis, placed in service dates and depreciation methods with respect to property contributed to a partnership. This general rule would apply for any properties the Operating Partnership would have acquired by reason of the deemed termination for tax purposes of any of the Property Partnerships or to the extent that the Operating Partnership received an adjustment under Section 743(b) of the Code by reason of the acquisition of any interests in a Property Partnership that did not terminate for tax purposes.

     As described above (see "--Tax Allocations in Respect of Contributed Properties"), the Treasury Department has recently issued Regulations which give partnerships flexibility in ensuring that a partner contributing property to a partnership receives the tax benefits and burden and benefits of any precontribution gain or loss attributable to the contributed property.

     As described previously, the Company uses the "remedial allocation method" to account for Book-Tax Differences in connection with the Formation. This method will result in the Company being allocated greater depreciation deductions than if the "traditional method" under current law were used. The resulting lower taxable income and earnings and profits of the Company, as determined for Federal income tax purposes, should increase the portion of distributions by the Company which may be treated as a return of capital, compared to the traditional method. See "--Requirements for Qualification as a REIT--Annual Distribution Requirements." The Company may adopt a different method to account for Book-Tax Differences for property contributed after the Formation.

OTHER TAX CONSIDERATIONS

     State and Local Taxes. The tax treatment of the Company and holders of shares of Common Stock in states having taxing jurisdiction over them may differ from the Federal income tax treatment. Accordingly, only a very limited discussion of state taxation of the Company, the shares of Common Stock or the holders of shares of Common Stock is provided herein, and no representation is made as to the tax status of the Company, the shares of Common Stock or the holders of shares of Common Stock in such states. However, holders of shares of Common Stock should note that certain states impose a withholding obligation on partnerships carrying on a trade or business in a state having partners who are not resident in such state. The Partnership Agreement contains a provision which permits the Operating Partnership to withhold a portion of a non-resident partner's distribution (e.g., a distribution to the Company) and to pay such withheld amount to the taxing state as agent for the non-resident partner.
Most (but not all) states follow the Code in their taxation of REITS. In such states, the Company should generally not be liable for tax and should be able to file a claim for refund and obtain any withheld amount from the taxing state. However, due to the time value of money, the requirement of the Operating Partnership to withhold on distributions to the Company will reduce the yield on an investment in shares of Common Stock. Each holder of shares of Common Stock should consult his own tax advisor as to the status of the shares of Common Stock under the respective state tax laws applicable to him.

     Possible Legislative or Other Actions Affecting Tax Consequences; Possible Adverse Tax Legislation. Prospective stockholders should recognize that the present tax treatment of an investment in the Company may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under legislative and administrative review, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes.
Revisions in tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Company.


                              PLAN OF DISTRIBUTION


     The Company may sell the Common Stock to one or more underwriters for public offering and sale by them or may sell the Common Stock to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Common Stock will be named in the related Prospectus Supplement.

     Underwriters may offer and sell the Common Stock at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may issue the Common Stock upon conversion of outstanding convertible securities or upon the exercise of outstanding warrants issued by the Company or by an affiliate of the Company. The Company also may, from time to time, authorize underwriters acting as the Company's agent to offer and sell the Common Stock upon terms and conditions as are set forth in the related Prospectus Supplement. In connection with the sale of the Common Stock, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the Common Stock for whom they may act as agent. Underwriters may sell the Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers of the Common Stock for whom they act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Common Stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the related Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Common Stock may be deemed to be underwriters, and any discounts, concessions and commissions received by them and any profit realized by them on resale of the Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the related Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Common Stock from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate number of shares of Common Stock sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the related Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but in all cases will be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institutions of the Common Stock covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Common Stock is being sold to underwriters, the Company shall have sold to such underwriters the total number of shares of Common Stock less the number of shares of Common Stock covered by Contracts.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain tax matters will be passed upon for the Company by Kirkland & Ellis, a partnership including professional corporations, Chicago, Illinois.


                                    EXPERTS

     The consolidated financial statements of Ambassador Apartments, Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, the statements of revenue and certain expenses of Sun Lake Apartments and Haverhill Commons Apartments for the year ended December 31, 1995, included in the Ambassador Apartments, Inc. Current Report on Form 8-K dated February 21, 1997, and the statement of revenue and certain expenses of Crossings of Bellevue Apartments for the year ended December 31, 1995, included in the Ambassador Apartments, Inc. Current Report on Form 8-K dated March 3, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Arbors and Ocean Oaks Real Estate Limited Partnership as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and the period from inception (March 28, 1994) through December 31, 1994, included in the Ambassador Apartments, Inc. Current Report on Form 8-K dated February 21, 1997, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any agent, dealer or underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                              ___________________


                               TABLE OF CONTENTS

                                        Page

AVAILABLE INFORMATION ................   2
INCORPORATION OF CERTAIN
   DOCUMENTS BY REFERENCE ............   2
THE COMPANY ..........................   3
RISK FACTORS..........................   4
USE OF PROCEEDS.......................  15
DESCRIPTION OF CAPITAL STOCK..........  15
RESTRICTIONS ON OWNERSHIP
   AND TRANSFER.......................  18
CERTAIN PROVISIONS OF MARYLAND
   LAW AND OF THE COMPANY'S
   CHARTER AND BYLAWS.................  21
FEDERAL INCOME TAX
   CONSIDERATIONS.....................  24
PLAN OF DISTRIBUTION..................  38
LEGAL MATTERS.........................  39
EXPERTS...............................  39





                             AMBASSADOR APARTMENTS,
                                      INC.



                                  COMMON STOCK





                                   PROSPECTUS

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All such expenses will be paid by the Company.

          Securities and Exchange Commission registration fee $ 18,372
          NYSE listing fees                                     33,200
          Accounting fees and expenses                          40,000
          Legal fees and expenses                               60,000
          Printing and engraving                                25,000
          Blue sky fees and expenses (including counsel)         5,000
          Miscellaneous                                         18,428
                                                              --------

                  Total                                       $200,000
                                                              ========



ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Charter and Bylaws authorize the Company to indemnify its present and former directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted from time to time under Maryland law. The MGCL provides that indemnification of a person who is a party, or threatened to be made a party, to legal proceedings by reason of the fact such a person is or was a director, officer, employee or agent of a corporation, or is or was serving as a director, officer, employee or agent of a corporation or other firm at the request of a corporation, against expenses, judgments, fines and amounts paid in settlement, is mandatory in certain circumstances and permissive in others, subject to authorization by the board of directors, so long as a person seeking indemnification acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, did not act with active and deliberate dishonesty or receive an improper personal benefit in money, property or services and, with respect to criminal proceedings, had no reason to believe that his or her conduct was unlawful.

     The Company's officers and directors are also indemnified pursuant to the Amended and Restated Agreement of Partnership of Ambassador Apartments, L.P., the 1994 Stock Incentive Plan for Officers, Directors, Key Employees of Ambassador Apartments, Inc., Ambassador Apartments, L.P. and Subsidiaries, the 1996 Stock Incentive Plan for Officers, Directors, Key Employees of Ambassador Apartments, Inc., Ambassador Apartments, L.P. and Subsidiaries, the 1997 Stock Incentive Plan for Officers, Directors, Key Employees of Ambassador Apartments, Inc., Ambassador Apartments, L.P. and Subsidiaries and their respective indemnification and employment agreements.

     The Charter provides that, to the fullest extent permitted by Maryland law, a director or officer of the Company shall not be personally liable to the Company or its stockholders for money damages. The MGCL provides that a corporation formed in Maryland may include in its charter a provision eliminating or limiting the liability of its directors and officers to the corporation or its stockholders for money damages except for (i) active and deliberate dishonesty established by a final judgment or (ii) actual receipt of an improper benefit or profit in money, property or services.

     The Company purchased an insurance policy which purports to insure the officers and directors of the Company against certain liabilities incurred by them in the discharge of their functions as such officers and directors except for liabilities resulting from any deliberately dishonest or fraudulent act or omission, or any criminal or malicious act or omission, or any willful violation of law or based upon or attributable to their gaining in fact any personal profit or advantage to which they are not legally entitled.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT



   4.1 Amended and Restated Articles of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K dated May 29, 1996.

   4.2 Articles Supplementary, incorporated by reference to Exhibit 3.5 to the Company's Current Report on Form 8-K dated August 16, 1996.

   4.3 Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-11, as amended (Reg. No. 33-77972).

   4.4    Specimen Common Stock Certificate, incorporated by reference to
          Exhibit 4.4 to the Company's Registration Statement on Form S-3, as amended (Reg. No. 333-22199).

   5.1 Opinion of Ballard Spahr Andrews & Ingersoll as to the validity of the Common Stock.

   8.1    Opinion of Kirkland & Ellis as to certain tax matters.

  23.1    Consent of Ernst & Young LLP.

  23.2    Consent of Coopers & Lybrand L.L.P.

  23.3    Consent of Ballard Spahr Andrews & Ingersoll (included in Exhibit
          5.1).

  23.4    Consent of Kirkland & Ellis (included in Exhibit 8.1).

  24.1    Power of Attorney (included on pages II-4 and II-5).


ITEM 17.        UNDERTAKINGS.


(a) The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
            Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

                 (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to
            Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on June 2, 1997.

                                        AMBASSADOR APARTMENTS, INC.


                                        By:  /s/ David M. Glickman
                                           ------------------------------------
                                             David M. Glickman
                                             Chairman of the Board and
                                             Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David M. Glickman and Adam D. Peterson, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him/her and in his/her name, place and stead, in any and all capacities (including his/her capacity as a director and/or officer of Ambassador Apartments, Inc.), to sign and file any and all amendments or post-effective amendments to this Registration Statement or any registration statement relating to this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as he/she might or could do in person and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on June 2, 1997, by the following persons in the capacities indicated.


SIGNATURE                              CAPACITY
---------                              --------


/s/ David M. Glickman                  Chairman of the Board and
-------------------------              Chief Executive Officer
David M. Glickman


/s/ Debra A. Cafaro                    President and Director
-------------------------
Debra A. Cafaro


/s/ Adam D. Peterson                   Executive Vice President and
-------------------------              Chief Financial and
Adam D. Peterson                       Accounting Officer


/s/ Thomas J. Coorsh                   Senior Vice President
-------------------------
Thomas J. Coorsh

SIGNATURE                                       CAPACITY


/s/ Norman R. Bobins                            Director
-------------------------
Norman R. Bobins


/s/ David B. Heller                             Director
-------------------------
David B. Heller


/s/ Matthew W. Kaplan                           Director
-------------------------
Matthew W. Kaplan


/s/ Richard F. Levy                             Director
-------------------------
Richard F. Levy


/s/ Jane R. Patterson                           Director
-------------------------
Jane R. Patterson


/s/ Michael W. Reschke                          Director
-------------------------
Michael W. Reschke

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT


  4.1 Amended and Restated Articles of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K dated May 29, 1996.

  4.2 Articles Supplementary, incorporated by reference to Exhibit 3.5 to the Company's Current Report on Form 8-K dated August 16, 1996.

  4.3 Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-11, as amended (Reg. No. 33-77972).

  4.4  Specimen Common Stock Certificate, incorporated by reference to
       Exhibit 4.4 to the Company's Registration Statement on Form S-3, as amended (Reg. No. 333-22199).

  5.1 Opinion of Ballard Spahr Andrews & Ingersoll as to the validity of the Common Stock.

  8.1  Opinion of Kirkland & Ellis as to certain tax matters.

 23.1  Consent of Ernst & Young LLP.

 23.2  Consent of Coopers & Lybrand L.L.P.

 23.3  Consent of Ballard Spahr Andrews & Ingersoll (included in Exhibit 5.1).

 23.4  Consent of Kirkland & Ellis (included in Exhibit 8.1).

 24.1  Power of Attorney (included on pages II-4 and II-5).